TO:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

FROM:

Yanwu Yan

Chief Executive Officer

W.Y Group Inc.

87 N. Raymond Ave Suite 200

Pasadena, CA 91103

RE: Response to Comments dated February 22, 2021

Re: W.Y Group Inc.

Amendment No. 1 to

Offering Statement on Form 1-A Filed February 10, 2021

File No. 024-11409

Comment 1:

Amendment No. 1 to Offering Statement on Form 1-A Cover Page

1.We note your response to our prior comment 2 and reissue in part. We note your disclosure that this is a self-underwritten, best-efforts offering, and that the shares offered by the company will be sold on your behalf by your Chief Executive Officer, Yanwu Yan. We also note your disclosure in footnote 1 that you "do not intend to use commissioned sales agents or underwriters." This disclosure is inconsistent with your disclosure on the cover page that you may effect sales "through agents designated from time to time" and in the first paragraph of your Plan of Distribution that your offering methods may include the use of brokers, dealers or underwriters. Please amend your disclosure throughout the offering statement to consistently state, if true, that this offering is self-underwritten and your CEO will be making direct sales in this offering on your behalf, and remove all references to brokers, dealers, underwriters, and agents participating in the distribution of your shares.

Response:

The following was deleted from the Cover Page:

“or through agents designated from time to time.”

The following has been deleted from the Plan of Distribution:

“through brokers, dealers, or underwriters who may act solely as agents; in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;”

“Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Company and/or purchasers of the common stock for whom the broker-dealers may act as agent.”

“If we wish to offer and sell our shares of common stock in these states, we will hire an SEC registered broker-dealer to serve as our placement agent.”

Comment 2:

Item 1. Risk Factors

Risks Related to Our Business

“Our officers and directors control our company . . .”, page 8

2.We note your response to our prior comment 3 and reissue. Please amend this risk factor to clarify the voting control of your officers and directors if you sell more than 15,000,000 shares but less than the 20,000,000 maximum shares being offered in this offering. In this regard, because it appears that all of your common shares have one vote per share, it seems that your directors and officers may not have voting control of your company if you raise more than $7,500,000 but less than $10,000,000. In this regard, we note your revised disclosure comes to the opposite conclusion and states that they will continue to control the company when it appears that they will only continue to control the company if you raise less than $7,500,000.

Response:

The language for Risks Related to Our Business, page 8, has been amended to the following:

“If more than 15,000,000 million shares are sold, $7.5 million is raised in this offering, but less than the 20,000,000 maximum shares in this Offering, our executive officers and directors may not continue to control our company.”

Comment 3:

Governing Law and Legal Venue, page 12

3.We note your response to our prior comment 4 and reissue in part. We note your disclosure that the Delaware Court of Chancery is the "legal venue" for certain claims, and your inclusion of an exclusive forum risk factor. We also note that your charter and bylaws do not include an exclusive forum provision, but your Subscription Agreement includes such a provision. Please amend your disclosure here and in your risk factor to clearly state, if true, that this exclusive forum provision is contained in your Subscription Agreement, and not your bylaws.

Response:

The following language was added to the Governing Law and Legal Venue, page 12:

“This exclusive forum provision is included in both this Offering and in the Subscription Agreement but is not in our Articles of By-Laws at this time.

Comment 4:

Part III – Exhibits, page 32

4.You indicate your auditors' consent is "filed herewith" but appears to have been omitted from your amended filing. In your next amendment, please include an appropriately dated auditors' consent as an exhibit to your Form 1-A.

Response:

This was an oversight as the Exhibit was provided to our EDGAR Filing Agent but was not filed. It has been filed with this Amendment.

Comment 5:

Signatures, page 33

5.We note your response to our prior comment 6 and reissue in part. In your next amendment, please revise the second half of your signature page to include an updated signature date. In this regard, we note the date reference of February 8, 2020.

Response:

The dates have been adjusted.

Comment 6:

Note 1 - Organization and Description of Business, page F-6

6.We note your response to our prior comment 5 and reissue in part. You disclose in this note that you provide an international online e-commerce platform specializing in unique exclusive products from the Asian market sector. However, you disclose elsewhere in your filing that you plan to provide incubator services to startup companies and entrepreneurs. Please reconcile your business description in this note with the disclosure in other sections of your offering statement, including your Description of Business beginning on page 17, where you discuss the different business plan of providing incubator services to startup companies and entrepreneurs. Also, please amend your disclosure on page 12 where you state "The Company is actively engaged in the implementation and deployment of its business plan. These activities include:" to include a description of your activities related to your business plan.

Response:

The language to Note 1, page F-6 was amended to the following:

W.Y Group Inc. (the “Company”) was incorporated in the State of Delaware on November 12, 2020. The Company is in the development stage whose purpose is to provide global startup incubator services to potential Asian based startup companies and entrepreneurs that will help their companies prosper and grow with lower cost and risk.

The following language was added to page 12:

“These activities include but are not limited to locating a permanent site for an educational center and co-working space, developing a core curriculum for primarily Asian based entrepreneurs, developing a marketing to reach this target audience, and developing an on-line platform for the exchange of information.”

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Yanwu Yan

Yanwu Yan – CEO, Chairman/Director

W.Y GROUP INC

February 24, 2021